UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2023
Commission File Number: 001-38438
Spotify Technology S.A.
(Translation of registrant’s name into English)
5, Place de la Gare
L-1616 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Annual General Meeting of the Company
The 2023 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) will be held on March 29, 2023, immediately followed by an extraordinary general meeting of shareholders and holders of beneficiary certificates (the “Extraordinary General Meeting”, and together with the Annual General Meeting, the “2023 General Meetings”). The Convening Notice and Proxy Statement to the 2023 General Meetings, the form of proxy to be solicited by the Company, and the notice of the 2023 General Meetings provided to the Company’s shareholders and holders of beneficiary certificates are each attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Convening Notice and Proxy Statement for the 2023 General Meetings
99.2	Form of Proxy Card for 2023 General Meetings
99.3	Notice of 2023 General Meetings

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Spotify Technology S.A.

Date: February 17, 2023	By:	/s/ Eve Konstan
	Name:	Eve Konstan
	Title:	General Counsel